14047641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C & C Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 808
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Charlton III **(212)433-5470**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Cocchi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C & C Trading, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ESTELLE DEBATES
NOTARY PUBLIC, State of New York
No. 01DE6190276
Qualified in Kings County
Term Expires July 21, 2016

Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C&C Trading, LLC

Statement of Financial Condition

December 31, 2013

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report

To the Member
C&C Trading, LLC

We have audited the accompanying statement of financial condition of C&C Trading, LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA"), and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statements of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 I Fax: 212.286.4080 I www.odpkf.com

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all materialy respects, the financial position of C&C Trading, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PKF O'Connor Davies

New York, New York
February 28, 2014

C&C Trading, LLC

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 520,300
Due from broker	23,386,093
Investments, trading	1,111,894
Property and equipment, net of accumulated depreciation of $176,011	32,847
Other assets	83,305
	$ 25,134,439

LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold, not yet purchased	$ 13,034,094
Accounts payable and accrued liabilities	165,669
Total Liabilities	13,199,763
Member's equity	11,934,676
	$ 25,134,439

See notes to statement of financial condition

1. Business Operations and Organization

C&C Trading, LLC (the "Company") is a privately held proprietary trading firm. The Company engages in various trading and market making strategies in equities, ETFs, futures, options and other securities and commodities. The Company focuses on arbitrage and relative value strategies. The Company is a registered market maker on BATS exchange, NYSE ARCA and Direct Edge Exchange. The Company is also a member of the Chicago Mercantile Exchange's COMEX division. The Company's transactions are cleared through and financed by three clearing brokers.

Effective February 15, 2012, C&C Global Markets, LLC ("C&C Global"), a holding company registered in the state of Delaware, became the sole Class A Member of the Company. Pursuant to C&C Global's operating agreement, a resolution was passed appointing its managing member and certain other members to act in the capacity of Managers of the Company.

The Class A Member of C&C Trading calls for and receives distributions from the equity of C&C Trading based upon a portion of the Net Trading Profits. Class B members of C&C Global ("Class B Members") manage their own or any other trading accounts of C&C Trading, if any. in accordance with the C&C Trading operating agreement, dated February 15, 2012. Compensation to Class B members for managing such trading is at the discretion of and determined by the Manager of the Class A Member of C&C Trading based upon the distributions made to C&C Global.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

2. Significant Accounting Policies *(continued)*

Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. At December 31, 2013, all of the Company's investments were in equity securities, bonds, options and exchange traded funds (ETFs) which are valued using Level 1 inputs.

Investment Valuation and Income Recognition

Investments are carried at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Property and Equipment

Property and equipment acquisitions are stated at cost and are depreciated using the straight-line method over the useful lives of the assets.

Securities Sold, not yet purchased

The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date.

A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in amount, are recognized at fair value.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 28, 2014.

3. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $10,999,212 which was $10,777,712 in excess of its minimum requirement of $227,500. The Company's net capital ratio was .0151 to 1 as of December 31, 2013.

The Company is exempt from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. Property and Equipment

The classes of property and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Electronic Equipment	$165,300	$ 145,355	$ 19,945
Software	$ 29,256	$ 29,256	$ -
Furniture	$ 14,302	$ 1,400	$ 12,902
	$208,858	$ 176,011	$ 32,847

5. Concentration of Credit Risk

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counterparty.

* * * * *